                                                                   EXHIBIT 2.2.1


                                    AMENDMENT

            This Amendment No. 1 dated February 1, 2005 (the "Amendment") to Asset Purchase Agreement dated July 12, 2004 (this "Agreement") by and between Legends Gaming, LLC, a Delaware limited liability company ("Purchaser"), and Barden Colorado Gaming, LLC, a Colorado limited liability company ("Seller").

                                    RECITALS:

      A. In order to expedite the implementation of certain hardware and software in connection with the Oasis Casino Management System ("Oasis") at the Seller's casino, Purchaser and Seller have agreed to modify the adjustment to the purchase price set forth in Section 2.02 of the Agreement as set forth in this Amendment.

      B. By execution of this Amendment, Purchaser Consents to Seller entering into the Oasis Agreement (as hereinafter defined).

      C. Capitalized terms used but not defined herein shall have the meaning given to such terms in the Agreement.

      D. Except as specifically provided in this Amendment, the Agreement shall not be deemed modified or amended in any other respect.

      NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

      1. 2005 Slot Expenditures. Section 2.02(c) of the Agreement is hereby modified to read in its entirety as follows:

      (c)   the sum of the following:

            (x) the amount paid for in cash or accrued as a Current Liability on the Closing Balance Sheet for Oasis under the Oasis Version 11 System Purchase and License Agreement (the "Oasis Agreement") listed on Section 7.12(a) of the Disclosure Schedule and the related hardware and software in connection with the Oasis Agreement dated February 2, 2005, by and between Seller and Aristocrat Technologies, Inc., plus

            (y) the amount, if any, of any capital expenditures for the purchase of slot machines, slot machine software or upgrades to slot machines made by Seller and paid for in cash by Seller during the period from January 1, 2005 to the Closing Date or accrued as a Current Liability on the Closing Balance Sheet (other than expenditures under the Oasis Agreement) up to a maximum amount equal to $125,000 times the number of whole calendar months in such period (the $125,000 shall be prorated for any partial month in which Closing occurs) which capital expenditures have been agreed to by Purchaser prior to Seller committing to make such expenditure (such sum being "2005 Slot Expenditures").

      2. Section 7.12(a). Section 7.12(a) of the Disclosure Schedule shall be deemed modified to include the Oasis Agreement.

      3. 2004 Capex Adjustment. Nothing contained herein shall modify or amend the 2004 Capex Adjustment.

                                    * * * * *

                        Signatures on the following page

            IN WITNESS WHEREOF, the parties hereto have executed this Amendment the day and year first above written.

                                                  BARDEN COLORADO GAMING, LLC

                                                  By:  /s/ Jon S. Bennett
                                                       ------------------------
                                                  Title: Vice President and CFO


                                                  LEGENDS GAMING, LLC

                                                  By:  /s/ Dan Marshall
                                                       -------------------------
                                                  Title: Chief Financial Officer